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                               October 25, 2021

       Gavin Burnett
       Chief Executive Officer
       Locafy Ltd
       246A Churchill Avenue
       Subiaco WA 6008, Australia

                                                        Re: Locafy Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
27, 2021
                                                            CIK No. 0001875547

       Dear Mr. Burnett:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted on Form F-1 on September 27, 2021

       Market, Industry and Other Data, page ii

   1. You state that you have not independently verified information by third-party sources regarding your industry
and the market in which you operate. Please note that you are responsible for the
entire contents of the registration statement. Revise your disclosure to remove any implication
that you are not responsible for assessing the reasonableness and soundness of the market
and industry data included in your disclosures.
       Risk Factors, page 13

   2. Please add a risk factor that you rely on government subsidies and research and development grants. We
note that income from these sources were a significant portion of
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Locafy LtdLastNameGavin Burnett
Comapany
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         your revenue and income in 2020 and 2021.
We use third-party services and technologies..., page 13

3. We note your disclosure in this risk factor and on page 15 of the importance of Amazon
         Web Services in hosting your services. Please disclose the material terms of your agreement with such service, including the term and any termination provisions.
If we fail to maintain an effective system of internal control over financial reporting..., page 24

4. You state that you have identified material weaknesses in your internal control over financial reporting and that you expect to implement remedial measures. Please disclose how long you estimate it will take to complete your plans and any associated material costs that you have incurred or expect to incur.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
33

5. You state elsewhere that your growth strategy is largely dependent upon increasing the number of customers that use your technology. Please disclose the number of customers for each period presented in your financial statements.
6. You also state that customer success and retention are also a part of your growth strategy and that it is important that existing customers renew their subscriptions when existing contracts expire. Please disclose how you measure customer retention and whether management uses specific metrics to measure retention.
7.       Please enhance the overview of your management   s discussion and
analysis to discuss the
         likely impact of known trends, demands, commitments, events or uncertainties that are reasonably likely to have material effects on your financial condition or results of operations. For example, discuss each of the three operating segments, the percentage of revenue you generate from each segment, and the emerging trends within those segments.
         We note that revenue from the Direct segment has significantly increased from 2020 to
         2021 while revenues from the Publishing segment has significantly decreased over the same time period.
Results of Operation, page 34

8. In your discussion of revenues you cite the "particular significance" of an ongoing change in the mix of underlying revenue from a declining print business to growth largely derived from recurring subscription-based revenue; however you provide no quantification of the contribution of each factor to the material changes in the various line items discussed.
         Similarly on page 35, without quantification you attribute changes in your advertising expense to declining resale of third party online adverting and to discontinuance of your print directory line of business. Please see the guidance provided by
Section III.D of
         Release 33-6835 and, as applicable, revise throughout to quantify the impact of each
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         material factor discussed when your results are impacted by two or more factors. In this regard, clarify and quantify the impact of such changes on your reporting segment results of operations.
Business
Intellectual Property, page 49

9. Please revise to disclose the expected expiration date for your U.S. patent relating to your underlying technology.
Property and Facilities, page 49

10. Please file your lease as an exhibit to your registration statement. Please refer to Item
         601(b)(10)(ii)(D) of Regulation S-K.
Financial Statements
3.2. Basis of preparation, page F-9

11.      We note monetary amounts are expressed in Australian dollars. We also note
         in the penultimate paragraph on page ii that you refer to U.S. dollars
as    $    and    US$   ,
         and Australian dollars as    A$   ; a convention which does not appear
to be applied
         consistently in the financial statements and accompanying footnotes. Please clarify and revise as appropriate.
3.5 Revenue
Publishing, page F-11

12. We note that you publish advertising through your proprietary directories and you also earn additional advertising revenues from Google Ad. We also note that your Publishing segment incurs advertising costs. Tell us and disclose what portions of your advertising revenues are recognized on gross or net basis and why.
13. We note the your Publishing segment recognizes non-advertising revenues over time and that some of such revenues are earned from the creative production of custom Proximity
         Pages, Proximity Networks or Locators to the replacement of an entire online directories.
         Tell us whether such creative production revenues are material to your operating results and if so, tell us how you determined that control of such creative product is transferred to your customers over time.
3.9 Share-based payments arrangements, page F-12

14. In accordance with paragraphs 47 through 49 of IFRS 2, disclose as applicable how fair value is determined in transactions where equity instruments are granted as compensation for goods and services.
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Locafy LtdLastNameGavin Burnett
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3.13 Impairment of tangible and intangible assets other than goodwill, page
F-14

15. Further, we note that 87.5% of your segment assets are allocated to your Publishing reporting segment. A substantial portion of these Publishing segment assets appear to be the carrying cost of databases. In light of the material decline in Publishing segment revenues and current reported segment operating loss, tell us your consideration of impairment of publishing segment assets.
7. Segment Reporting, page F-21

16. We note from the top of page 48 that you support your channel resellers through your
         "customer success team." In this regard, please tell us why no technology expenses and no employee benefit expenses were allocated Channel segment operations during your fiscal year ending June 30, 2020.
17. Please disaggregate by nature the "Other expenses not allocated" line-item, in the first table on page F-22.
29. Share-based payments, page F-35

18. In light of the November 16, 2020 modification of expiration dates of your Performance
         Rights, please expand your disclosures as required by paragraphs 47(c)(ii) and (iii) of
         IFRS 2.
Movements in Performance Rights during the year, page F-35

19. It appears as though the numbers of Performance Rights reported in the tables on page F-
         35 have not been retroactively adjusted for the 1 for 20 reverse split of August 20, 2021.
         Please either revise or advise.
32. Post-reporting date events, page F-36

20. Tell us and disclose how you plan to account for the non-interest bearing convertible notes issued after June 30, 2021. Disclose the terms of these notes and tell us how you plan to account for the current elective and the post-IPO mandatory conversion features.
General

21. Please file the articles of incorporation of the company. Please refer to Item 601(b)(3)(i)
         of Regulation S-K.
22. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding
 Gavin Burnett
Locafy Ltd
October 25, 2021
Page 5

comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameGavin Burnett
                                                          Division of
Corporation Finance
Comapany NameLocafy Ltd
                                                          Office of Technology
October 25, 2021 Page 5
cc:       Rick Werner
FirstName LastName